Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com

UNIVAR

[redacted]

07023996

SEC MAIL PROCESSING
RECEIVED
MAY 16 2007
WASH. D.C. 210 SECTION

May 14, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

SUPPL

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

Enclosure

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

ATTACHMENT A

Univar N.V. Disclosures

Tab 1. 2007 Fiscal Year

a. Press Release: Univar Reports Results of AGM, Dated May 9, 2007
b. Press Release: Univar Provides More Detail on Expected Synergies from CHEMCENTRAL Acquisition, Dated May 9, 2007

UNIVAR

82-34796

PRESS RELEASE

Univar Reports Results of AGM

Rotterdam, The Netherlands - May 9, 2007 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced the results of its Annual General Meeting of Shareholders held on May 9, 2007.

All voting items were approved during the meeting:

(1) the re-election of Mr. P.H. Vogtländer as of May 9, 2007, and the election of Ir. R. Willems as of September 1, 2007, to the Supervisory Board;
(2) the payment of a dividend for 2006 in the amount of EUR 1.08 per common share;
(3) adoption of the 2006 annual accounts;
(4) re-appointment of Ernst & Young Accountants as external auditor;
(5) determination of annual remuneration of Supervisory Board members for the year 2007;
(6) a stock option plan effective May 9, 2007 and the maximum number of stock options that can be awarded for the financial year 2007 to company employees and the Executive Board;
(7) authorization of the Executive Board (subject to approval of the Supervisory Board) to purchase shares in the company's own capital for a period of eighteen months and to alienate purchased shares in the company's own capital;
(8) proposals to grant full discharge to the Executive and Supervisory Boards for the financial year 2006.

The shareholders also received the reports of the Executive and Supervisory Boards and deliberated on the company's reservation of profits and dividend policy.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 160 distribution centers, located throughout the United States, Canada, 18 European countries and China. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 6,900 employees based throughout North America, Europe and China. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Website : www.univarcorp.com

###

82-34796

UNIVAR

PRESS RELEASE

Univar Provides More Detail on Expected Synergies from CHEMCENTRAL Acquisition

Rotterdam, The Netherlands - May 9, 2007 - Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, provides a preliminary indication of the expected synergies to be realized from the company's April 19, 2007 acquisition of CHEMCENTRAL Corporation. The acquisition will be discussed at the company's Annual General Meeting in Rotterdam today.

Gary Pruitt, Chairman & CEO, will outline certain details of the process currently underway to integrate the two companies, and he will provide a first look at the minimum expected synergies for the combined company upon integration.

The benefits of the acquisition are based more on market growth opportunities than cost savings. Univar also expects to realize annual savings of $15 million before taxes from combined operations, with the first full annual benefit to be realized in the 2008 fiscal year. The savings will come through administrative consolidation, integrating the two companies onto a common IT platform, and consolidating and/or downsizing numerous small facilities.

Revenue synergies unique to a Univar-CHEMCENTRAL combination will be the most important contribution from the acquisition, but they also are the most difficult to quantify and track, as they will occur primarily after the integration is complete. Over time, Univar anticipates realizing revenue synergies through accelerated market share growth and through product cross-selling opportunities across the combined company customer base.

Today's AGM presentation is available at the company's website www.univarcorp.com.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 160 distribution centers, located throughout the United States, Canada, 18 European countries and China. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 6,900 employees based throughout North America, Europe and China. The company's registered office is in Rotterdam, the Netherlands, with administrative

support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Website: www.univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

###

END